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                                               Filed by iVillage Inc.

                                               Pursuant to Rule 425 under the
                                               Securities Act of 1933 and
                                               deemed to be filed pursuant to
                                               Rule 14a-12 of the Securities
                                               Exchange Act of 1934.

                                               Subject: Women.com Networks, Inc.

                                               Commission File No.: 333-56150


Welcome
Stockholders

                    Special Stockholders' Meeting





June 15, 2001
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Quiet Period In Progress

FORWARD-LOOKING STATEMENTS
During the course of this presentation, representatives of iVillage Inc. may make "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning iVillage's business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties and iVillage cautions you that any forward-looking information provided by or on behalf of iVillage is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, some of which are beyond iVillage's control, in addition to those discussed in iVillage's public filings, press releases and other statements by iVillage management. All such forward-looking statements are current only as of the date on which such statements were made. iVillage does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

IMPORTANT INFORMATION:
In connection with their proposed merger, iVillage Inc. and Women.com Networks, Inc. have filed a Registration Statement with the Securities and Exchange Commission, and a Joint Proxy Statement/Prospectus is included in that Registration Statement. Other materials relating to the merger also will be filed with the Securities and Exchange Commission. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

SEC "WAITING PERIOD"
Due to the fact that iVillage Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC") relating to the proposed acquisition of Women.com Networks, Inc. and the related rights offering to existing Women.com stockholders, SEC restrictions limit public statements by iVillage representatives to those contained within such S-4 registration statement. As a result, the accompanying presentation (i) only reflects information contained within the S-4 registration statement or otherwise publicly available; (ii) does not constitute an offer or a solicitation of an offer to purchase or sell any securities; (iii) is not part of the joint proxy statement/prospectus included within the S-4 registration statement; and (iv) may not be transcribed or distributed without iVillage's prior written consent. iVillage representatives will not answer any questions or otherwise provide any information (e.g. pro forma projections for the combined company post-merger) requiring them to disclose forward-looking or other information which is not expressly contained within the S-4 registration statement until such registration statement has been declared effective and the rights offering has been completed.



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                                 Doug McCormick
                       Chairman & Chief Executive Officer

                                   Nancy Evans
                          Co-Founder & Editor-in-Chief

                                  Scott Levine
                             Chief Financial Officer

                                   Steve Elkes
                       EVP, Operations & Business Affairs

                                 Jane Tollinger
                       SVP, Operations & Business Affairs



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Women.com Acquisition

o Exchange .322 shares of iVillage Common Stock and a nominal amount of cash for every one share of Women.com

o  Rights offering to Women.com shareholders for $20 million

o Hearst guarantees to purchase all securities represented by rights not subscribed to by Women.com shareholders

o  Hearst to have 3 board seats out of 10



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Hearst & iVillage

o Websites becoming part of iVillage Network include: Good Housekeeping, Redbook, Cosmopolitan and Country Living

o Hearst commitment of $15- 20 million over three years for production and advertising services

o  Hearst invests $20 million in iVillage



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iVillage Inc.: At-A-Glance

o  Operates iVillage.com, Lamaze Publishing, and The Newborn Channel

o  18 Content Areas

o  More than 10 Million Unique Visitors, 11.5% Reach of Online Population (March
   2001)

o  $12.57 Million Revenues (Q1 2001)

o  $37 Million Cash & Cash Equivalents (Q1 2001)

o An Additional $20 Million of Cash to be Received Upon Closing of the Women.com Transaction

o Conference Call Scheduled on June 21 to Discuss Combination of iVillage and Women.com



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Solid Media Companies
Invested in our Success

Investors                               Strategic Relationships
     AOL                                     AOL
     Hearst*                                 CBS*
     NBC                                     Harlequin*
     Tribune                                 Hearst*
     Toronto Star*                           HLL
     Walt Disney Company*                    NBC
                                             Rodale*
                                             Tesco
                                             Unilever







* Women.com. These companies will become investors/strategic partners only if the merger closes


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Advertisers Support Us


     [KRAFT LOGO]    [WARNER-LAMBERT CONSUMER GROUP LOGO]    [GE LOGO]

        [MERCK LOGO]    [MICROSOFT LOGO]     [GLAXOSMITHKLINE LOGO]

[PALM LOGO]*   [UNILEVER LOGO]      [P&G LOGO]     [INTEL LOGO]*  [KLEENEX LOGO]

      [THE GILLETTE COMPANY LOGO]   [VERIZON LOGO]   [FINGERHUT.COM LOGO]*

       [SONY PICTURES ENTERTAINMENT LOGO]*     [WESTPOINT STEVENS LOGO]



* Women.com. These companies will become advertisers/sponsors only if the merger closes


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Advertisers Support Us


     [AVON LOGO]          [FORD MOTOR COMPANY LOGO]        [FIRST USA LOGO]

   [CHRYSLER LOGO]*     [PFIZER LOGO]     [CNA LOGO]       [FUJIFILM LOGO]

    [HALLMARK LOGO]     [DASANI LOGO]     [DELL LOGO]*       [LILLY LOGO]

     [3COM LOGO]*    [BRISTOL-MEYERS SQUIBB COMPANY LOGO]     [GM LOGO]*



* Women.com. These companies will become advertisers/sponsors only if the merger closes


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Advertisers Support Us


     [JOHNSON & JOHNSON LOGO]    [JCPENNEY LOGO]*     [CAMPBELL'S LOGO]*

  [AHP LOGO]   [HILLSHIRE FARM LOGO]   [AMAZON.COM LOGO]    [WALMART.COM LOGO]*

   [USBANK LOGO]*   [WELLS FARGO LOGO]*   [IBM LOGO]   [BANK OF AMERICA LOGO]*



* Women.com. These companies will become advertisers/sponsors only if the merger closes


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iVillage: Built to Last

o  iVillage is undisputed leader in the space

o  Valuable assets/strategic relationships

o  Experienced management

o  Strong balance sheet



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